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TELEPHONE: +1-212-455-2000

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Direct Dial Number	E-mail Address
(202) 636-5879	christopher.healey@stblaw.com

September 28, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anu Dubey

Ken Ellington

Re:	Carlyle Credit Income Fund

Registration Statement on Form N-2

(File Nos. 333-272426 and 811-22554)

Ladies and Gentlemen:

On behalf of Carlyle Credit Income Fund (the “Fund”), a registered closed-end fund, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced shelf registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of the offer and sale from time to time of common shares, preferred shares, subscription rights, and debt securities of the Fund. Amendment No. 3 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on September 7, 2023, September 19, 2023 and September 21, 2023 relating to the Registration Statement and certain other revisions.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

Registration Statement Summary

1.	Please confirm the Fund will not primarily control a CLO.

Response: As discussed with the Staff, a company is not “controlled primarily” by an issuer unless (1) the issuer has control over the company within the meaning of Section 2(a)(9) of

Securities and Exchange Commission	September 28, 2023

the 1940 Act and (2) the degree of the issuer’s control is greater than that of any other person. See Health Communications Services, Inc., SEC No-Action Letter (March 27, 1985). The Fund respectfully confirms that, with respect to an investment in a CLO, it does not currently intend to primarily control a CLO because it does not expect to have both (1) control within the meaning of Section 2(a)(9) of the 1940 Act as it does not intend to have “the power to exercise a controlling influence over the management or policies” of such CLO, including not having the right to appoint or terminate such CLO’s directors, collateral manager (other than for cause) or the managers or directors of such collateral manager, or own more than 25 percent of the voting securities of such CLO and (2) a greater degree of control of such CLO than any other person.

2.

In the Financing and Hedging Strategies section, the Fund states “[w]e expect that we will, or that we may need to, raise additional capital in the future to fund our continued growth, and we may do so by entering into a credit facility, issuing preferred shares or debt securities or through other leveraging instruments” (emphasis added). Please identify whether any “other leveraging instruments” are principal investment strategies for the Fund and if none please confirm that for us.

Response: The Fund respectfully confirms that none of the referenced “other leveraging instruments” are principal investment strategies for the Fund.

3.	Please disclose in plain English what “carried interest” means.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

4.	Please disclose in the section Summary of Certain Aspects of the Delaware Control Share Statute that the bylaws exempt both preferred shares and mirror voted shares from the control share statute.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Summary of Fees and Expenses

5.	Please move the disclosure located after Note 9 to the Fee Table regarding the Expense Limitation Agreement and Fee Waiver Agreement to below the expense example.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

6.

Please provide the following disclosure in the next pre-effective amendment to the Registration Statement or undertake to file the requested disclosure in a supplement to the prospectus after the effective date of the Registration Statement:

a.	Explain that the disclosure on fees provided in the proxy statement differed from the N-2 fee disclosure;

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b.	Show the differences side by side; and

c.	Explain the reasons for the differences.

Response: In response to the Staff’s comment, the Fund has included the requested disclosure at the end of the section captioned “Summary of Fees and Expenses” in Amendment No. 3.

Risk Factors

7.

Regarding the risk factor which discusses that the Fund “may leverage [its] portfolio,” please disclose the items requested in Comment 30(b), (c), (d), and (e), of the Comment Response Letter filed with the Staff on September 1, 2023.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

8.	Please revise the response to the prior comment 30(h) so that confirmation in part (b) of the response applies to any SPV, not just SPVs organized outside the U.S.

Response: The Fund respectfully advises the Staff that any SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

9.

Please disclose that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly owned by the fund.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment. In addition, the Fund respectfully notes that, as discussed with the Staff, it may in the future participate in a 50/50 joint venture and that such participation would not constitute the Fund having primary control of such vehicle.

Description of Our Securities

10.

In the section titled Certain Aspects of the Delaware Control Share Statute, please disclose, (a) the rationale for the Fund not broadly exempting application of the Control Share Statute provisions including why the Board decided to exempt Carlyle affiliates’ 42% ownership from provisions and (b) whether the Board has considered the Control Share Statute provisions and related bylaw provisions and determined they are in the best interest of the Fund and its shareholders.

Response: The Fund has revised its disclosure to reflect that the Board in exercising its discretionary authority to exempt preferred shareholders, fund of funds and shares held by an affiliate of CGCIM from the Control Share Statute determined that such action was in the best interest of the Fund and its shareholders in connection with its consideration of the transaction that resulted in Carlyle becoming the Fund’s investment adviser.

Securities and Exchange Commission	September 28, 2023

In connection with the Staff’s request to state the rational for not broadly exempting application of the Control Share Statute, the Fund respectfully reiterates its prior response that, as a Delaware statutory trust, it automatically became subject to the Control Share Statute on August 1, 2022, the effective date of such statute and, per advice of Delaware counsel, a fund cannot completely “opt out” of the Statute, only decide to exempt (i) specific control share acquisitions or (ii) classes of control share acquisitions. The Board exercised its discretionary authority and exempted shares held by an affiliate of CGCIM from the Control Share Statute in connection with the overall transaction that resulted in Carlyle becoming the Fund’s investment adviser, and the Fund has revised its disclosure to reflect such action. At this point the Board has not determined to exempt common shares as a class from the application of the Control Share Statute in order to preserve the protections afforded by the Control Share Statute, but would consider any control share acquisitions on a case by case basis as it did with Carlyle’s acquisition.

Dividend Reinvestment Plan

11.

Please explain supplementally why issuing new shares allows the Fund to support the market price of its common stock and maintain a trading price above NAV per the Fund’s response to Comment 45 in the Comment Response Letter filed with the Staff on September 1, 2023. Please consider whether the Board should reserve the right to buy shares on open market if shares are trading at a price below NAV and whether to include disclosure to that effect.

Response: The Fund respectfully reiterates that it believes it is appropriate to use newly-issued shares or shares repurchased from the Fund’s shareholders and held as treasury stock because it will allow the Fund to increase in size while supporting the market price of its common stock and, if applicable, maintaining a trading price above net asset value. Nonetheless, in response to the Staff’s comment, the Fund has updated its disclosure to reflect that the Board reserves the right to purchase shares on the open market if the shares are trading at a price below NAV.

Delaware Control Shares

12.

Disclose that recent federal and state court precedent has held that the control share act provisions are not consistent with the 1940 Act. You can qualify the disclosure by saying the cases involve Massachusetts business trusts and it is uncertain whether the same result would occur for a Delaware fund.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Securities and Exchange Commission	September 28, 2023

Accounting Comments

13.	Please update the expense example to reflect the revised total annual Fund expenses in the Fee Table.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Securities and Exchange Commission	September 28, 2023

Please call me (202-636-5879) or Jonathan Pacheco (202-636-5876) or with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Christopher P. Healey
Christopher P. Healey

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Jonathan Pacheco, Simpson Thacher & Bartlett LLP